                                                                    Exhibit 12.2


                                 USX CORPORATION
                COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
                    TOTAL ENTERPRISE BASIS - (Unaudited) (a)
                -------------------------------------------------
                              (Dollars in Millions)

                               Nine Months
                                  Ended           Year Ended December 31
                               September 30  --------------------------------
                                1997  1996*  1996*  1995*   1994*  1993*  1992*
                                ----   ----   ----  -----    ----   ----   ----
Portion of rentals
  representing interest         $60     $59    $78    $76     $83    $81    $83
Capitalized interest             17       9     11     13      58    105     78
Other interest and fixed
  charges                       242     289    382    452     456    365    404
                                ----   ----   ----   ----   -----   ----   ----
Total fixed charges (A)        $319    $357   $471   $541    $597   $551   $565
                                ====   ====   ====   ====    ====   ====   ====
Earnings-pretax income
  with applicable
  adjustments (B)              $1386  $1295  $1837   $877   $1300   $239   $338
                                ====   ====   ====   ====    ====   ====   ====
Ratio of (B) to (A)            4.34    3.63   3.90   1.62    2.18    (b)    (b)
                                ====   ====   ====   ====    ====   ====   ====

      (a) Amounts represent fixed charges and earnings from continuing operations.

      (b) Earnings did not cover fixed charges by $312 million for 1993 and by $227 million for 1992.

      *    Amounts have been reclassified to conform to 1997 classifications.
